CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 17, 2008

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS ANNOUNCES NEW SMARTSTOX.COM INTERVIEW WITH PRESIDENT FRANK LANG

Vancouver, BC – January 17, 2008 Cream Minerals Ltd. TSXV – CMA) (“Cream” or the “Company”) is pleased to announce that in a new Smartstox.com interview by Stanlie Hunt, the Company’s President and CEO, Frank Lang, reports on Cream’s coming activities in 2008.  To view the interview, please go to www.smartstox.com/interviews/cma or visit www.creamminerals.com.

In 2008, Cream Minerals plans to become very active in Africa, Canada and Mexico.

Africa

Bulk testing for alluvial diamonds on the Sewa River in Cream’s Casierra property will be underway shortly, with the first crews now enroute to Freetown, Sierra Leone.  Emplacement and assembly of equipment to commence the 2008 bulk-sampling program is expected by the end of January, with results to be announced as they become available.

Canada

Cream is still waiting for assays from last October’s trenching program on the high-grade Goldsmith Property in British Columbia.  In Manitoba, plans are underway for further geophysical work including a VTEM Survey in both the Wine-Radar Lake and Grand Nickel properties where high-grade Nickel-Copper-Cobalt values have been obtained.

Mexico

An NI 43-101 update on the Company’s silver-gold Nuevo Milenio property will be available shortly.  Work has been concentrated on the 1300 m Dos Hornos Zone which is still open to North and South, while preparation for work on two parallel zones, the Once Bocas and Chacuaco, is planned along with underground sampling.

For further information on the Company's projects, please visit www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.

President & CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@creamminerals.com

OR

Catarina Cerqueira, Associate Account Manager

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Email:  catarina@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.